Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

Minera Andes Reports Mineral Resource Increase at Los Azules Project

TORONTO, ONTARIO – June 21st, 2010 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) is pleased to announce that the mineral resource at our 100% owned copper project, Los Azules, has been expanded and the confidence level increased. A total of 137 million tonnes of the previous inferred mineral resources have been upgraded to the indicated category, and an additional 116 million tonnes of inferred mineral resources have been added.

Rob McEwen, Chairman and CEO of Minera Andes commented:

“Los Azules is shaping up to be a world-class copper deposit, and we are excited about its upside potential We have commenced planning for the next field season with the objective of completing a pre- feasibility study by the end of 2011.”

In September of 2008, two independent qualified persons, Robert Sim and Bruce Davis, completed a resource estimate for Los Azules showing inferred mineral resources of 922 million tonnes grading 0.55 percent copper, equivalent to 11.2 billion pounds of copper. Based on this season’s drilling (23 holes totaling 10,007 meters) Mr. Sim and Mr. Davis have prepared an updated estimate, results of which are outlined in the table below. Due to tightening of the drill hole spacing, portions of the resource were upgraded to the indicated category. Also, the inferred mineral resources increased due to a combination of step-out holes drilled at the north end of the deposit and greater drill hole depths.

Total Mineral Resource Comparison
2008 vs 2010

	Mineral Resource Category	Tonnes (millions)	Copper %	Contained Copper (MM lbs)	Gold grams/tonne	Silver grams/tonne
2008*	Inferred	922	0.55	11.2	0.06	1.7
2010	Indicated	137	0.73	2.2	0.07	1.7
	Inferred	900	0.52	10.3	0.07	1.7
Cut-off grade of 0.35% was applied to both 2008 and 2010 estimates
* Sept 26, 2008 technical report available on Sedar

Drilling this year was also successful in further delineating and expanding the high-grade secondary enrichment zone.  We use a cut-off grade of 0.70% copper to define “high-grade” mineralization.  The high-grade mineralization approximates the secondary enrichment

Minera Andes Inc.

News Release 6-21 Page 1

zone, but it is not exactly coincident.  The portions of the deposit that exceeded the 0.70% copper limit based on previous drilling totaled 161 million tonnes at an average grade of 0.87% copper. The updated estimate shows a slight increase in grade for portions exceeding 0.70% copper compared to the previous resource estimate. Results are outlined below.

Comparison of Mineral Resources Greater than 0.70% Copper
2008 vs 2010

	Mineral Resource Category	Tonnes (millions)	Copper %	Contained Copper (MM lbs)	Gold grams/tonne	Silver grams/tonne
2008*	Inferred	161	0.87	3.1	0.07	2.0
2010	Indicated	67	0.95	1.4	0.08	1.9
	Inferred	127	0.86	2.4	0.09	1.9
*Sept 26, 2008 technical report available on Sedar

The approximate limits of the mineralization are shown on the attached plan view map (Figure 1). Longitudinal and cross sections through the central portions of the deposit generated from the mineral resource model are shown on Figures 2 and 3.

Drilling Results
The location of the 23 holes drilled during the 2009-2010 field season are shown on Figure 1, and the assay results for the final six holes of this season are reported in Table 1.  The results from these holes are generally consistent with the results of the other holes drilled this year, and were included in the new mineral resource estimate. Highlights include good intercepts in the secondary enrichment zone of 0.70% Cu over 118 meters in Hole 62 and 0.81% Cu over 138 meters in Hole 63.  Hole 63 also contains 0.74% Cu as primary mineralization in the bottom 141 meters of the hole.

Geophysical Survey
During this field season Quantec Geoscience Ltd. completed a Titan 24™ Deep Earth Imaging geophysical survey. The purpose of this survey was to identify drilling targets at Los Azules.
The survey identified a number of promising anomalies, particularly to the southwest of the existing deposit.

The results of the geophysical survey for Los Azules will be integrated with an updated geological interpretation of this year’s drilling in order to pinpoint new targets for the coming field season.

About Los Azules
Los Azules is a large copper porphyry system located in western San Juan Province, in Argentina. The Los Azules project is contained in a region consisting of other major porphyry copper deposits straddling the Chilean/Argentine border. This belt contains some of the world’s largest copper deposits, including Codelco’s El Teniente and Andina mines, Anglo American’s Los Bronces mine, Antofagasta PLC’s Los Pelambres mine and Xstrata’s El Pachón project, among others.

Minera Andes Inc.

News Release 6-21 Page 2

About Minera Andes
Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San José Mine, a large primary silver producer that produced 4,998,000 million oz silver and 77,070 oz gold in 2009; 100% ownership of the Los Azules copper deposit; and a portfolio of exploration properties in the highly prospective Deseado Massif region of Santa Cruz Province in southern Argentina. The Corporation had $15 million USD in cash as at March 31, 2010 and no debt.

This news release has been submitted by Jim Duff, Chief Operating Officer of the Corporation.
For further information, please contact: Jim Duff or visit our Web site: www.minandes.com.

James K. Duff
Chief Operating Officer
99 George St. 3rd Floor,
Toronto, Ontario, Canada. M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Scientific and Technical Information:
The mineral resource estimate presented in this press release has been reviewed and approved by Robert Sim, P.Geo. and Bruce Davis, PhD, FAusIMM, both independent Qualified Persons as defined by National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”).  Robert Sim and Bruce Davis are responsible for the mineral resource estimate.  The drill hole results presented in Table 1 of this press release have been reviewed and approved by Nivaldo Rojas, President of Rojas & Asociados Mining Consultants, a mining engineer and independent consultant to the Corporation, who is a Qualified Person as defined by National Instrument 43-101, and who is responsible for oversight and review of the exploration program at the Los Azules Project.  Bruce Davis is responsible for the quality control for the assaying of the Los Azules drill core.  All samples were collected in accordance with industry standards.  Splits from the drill core samples were submitted to the ACME sample preparation laboratory in Mendoza, Argentina and then transferred to ACME's laboratory in Santiago, Chile for fire assay and ICP analysis.  Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

Mineral resources are generated using ordinary kriging with a nominal block size of 20x20x15m. Block grade estimates are derived from drill hole sample results and the interpretation of a geologic model which relates to the spatial distribution of copper, gold, silver and molybdenum in the deposit. There are a total of 114 drill holes in the Los Azules database with a cumulative length of 30,997 meters and a total of 15,260 samples analyzed for a suite of elements including total copper, gold, silver and molybdenum. A total of 58 of the drill holes have some portion of the sample intervals tested for sequential copper analysis.  This information contributed to the development of the mineral zone domains.  The portion of the new mineral resource that has been defined as “indicated” is based on a drilling configuration that exhibits the degree of continuity required for higher level mineral resources.  Inferred mineral resources are limited to blocks within a maximum distance of 200 meters from a drill hole.  As required by NI 43-101, the possible future economic viability of the mineral resource has been exhibited by restriction within a pit shell derived about the copper content in indicated and inferred class blocks at a copper price of $2.50/lb, total operating costs of $5.25/tonne and an average pit slope of 34 degrees.  Mineral resources are presented at a cut-off grade of 0.35%Cu, which is the same base cut-off grade used in the 2008 mineral resource estimate.  These are mineral resources, not mineral reserves.

For further information in respect of the Los Azules project please refer to the technical report entitled “Canadian National Instrument 43-101 Technical Report in Support of the Preliminary Assessment on the Development of the Los Azules Project, San Juan Province, Argentina” dated March 19, 2009, the “Los Azules Report” prepared by Randolph P. Schneider, Robert Sim, Bruce Davis, William L. Rose and Scott Elfen, each of whom is ”independent” of the Corporation and a “qualified person” for the purposes of NI 43-101. This report is available on SEDAR (www.sedar.com). Inferred mineral resources are considered

Minera Andes Inc.

News Release 6-21 Page 3

too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.There is no certainty that the project as described in the Los Azules Report will be realized.

Cautionary Note to U.S. Investors:
All resource estimates reported by the Corporation were calculated in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results and management’s understanding of proposed legislative changes. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation’s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.

News Release 6-21 Page 4

Figure 1 – Resource Plan Map with Drill Hole Locations

Minera Andes Los Azules Drill Hole Location June 2010

A
North
B
West
B'
East
A'
South
N
51
45
59
46
52
47
60
55
53
50
48
63
58
49
54
61
67
64
65
66
62
57
56
6561000
6560000
6559000
6558000
2383000
2384000
Legend
2009-2010 Drill Holes
Previously Completed Drill Holes
Cut off grade: 0.70%
Cut off grade: 0.35%
American football field for scale
0
250
500
Meters

Minera Andes Inc.

News Release 6-21 Page 5

Figure 2 –Vertical Longitudinal Map

Los Azules Vertical Longitudinal Section NNE

June 2010

A
(North)
A'
(South)
Elev
3600
3400
3200
3000
18
51
37
59
46
04
47
53
48
63
06
33
49
08
11
40
67
64
65
22
62
57
14
Copper %
< 0.10
0.10 - 0.35
0.35 - 0.70
> 0.70
Legend
Drill Holes
0
250
500
Meters
Empire State Building
for Scale

Minera Andes Inc.

News Release 6-21 Page 6

Figure 3 – Cross Section Map

Los Azules Vertical Cross Section / 59,800 N

June 2010

B (West)
B′ (East)
2383000 E
2384000 E
3800
3600
3400
3200
3000
04
41
50
19
53
20
34
550m
500m
450m
400m
350m
300m
250m
200m
150m
100m
50m
Empire State Building for Scale
0
250
500
Meters
Copper %
< 0.10
0.10 - 0.35
0.35 - 0.70
> 0.70

Minera Andes Inc.

News Release 6-21 Page 7

Table 1 – Summary of Drill Hole Results for Holes 62 through 67

Hole 62 (-90o) Hole terminated at 280.0 m due to bad ground conditions
Intersection		Vertical Thickness (m)	% Cu	Comments
from (m)	to (m)
0	3.0	3.0	-	Gravel overburden
3.0	130.0	127.0	0.01	Leached cap
130.0	248.0	118.0	0.70	Secondary enrichment zone
248.0	280.0	32.0	0.40	Chalcopyrite with local weak chalcocite enrichment

Hole 63 (-90o)
Intersection		Vertical Thickness (m)	% Cu	Comments
from (m)	to (m)
0	46.0	46.0	-	Gravel overburden
46.0	94.0	48.0	0.07	Leached cap
94.0	232.0	138.0	0.81	Secondary enrichment
232.0	286.0	54.0	0.43	Primary chalcopyrite and bornite veinlets and disseminations with weak chalcocite enrichment
286.0	427.1	141.1	0.74	Primary chalcopyrite and bornite veinlets and disseminations with weak chalcocite enrichment

Hole 64 (-90o)  Hole suspended at end of season.  The hole will be re-entered and completed next season.
Intersection		Vertical Thickness (m)	% Cu	Comments
from (m)	to (m)
0	3.0	3.0	-	Gravel overburden
3.0	136.0	133.0	0.01	Leached cap
136.0	170.1	34.1	0.47	Chalcopyrite veinlets and disseminations with weak chalcocite enrichment

Hole 65 (-75o) at 260o Azimuth
Intersection		Vertical Thickness (m)	% Cu	Comments
from (m)	to (m)
0	22.0	21.3	-	Gravel overburden
22.0	148.8	122.5	0.02	Leached cap
148.8	214.0	63.0	0.33	Mixed primary and secondary mineralization
214.0	362.0	143.0	0.21	Chalcopyrite with local weak chalcocite enrichment
362.0	388.0	25.1	0.34	Chalcopyrite with local weak chalcocite enrichment
388.0	431.0	41.5	0.18	Primary chalcopyrite veins and disseminations

Minera Andes Inc.

News Release 6-21 Page 8

Hole 66 (-75o) at 260o Azimuth  Hole suspended at end of season.  The hole will be re-entered and completed next season.
Intersection		Vertical Thickness (m)	% Cu	Comments
from (m)	to (m)
0	50.0	48.3	-	Gravel overburden
50.0	118.4	66.1	0.02	Leached cap
118.4	150.0	30.5	0.58	Secondary enrichment zone
150.0	204.0	52.2	0.24	Primary chalcopyrite-bornite veinlets and disseminations
204.0	257.5	51.7	0.35	Primary chalcopyrite veinlets and disseminations

          Hole 67 (-90o)  Hole suspended at end of season.  The hole will be re-entered and completed next season.
Intersection		Vertical Thickness (m)	% Cu	Comments
from (m)	to (m)
0	56.6	56.6		Gravel overburden
56.6	89.7	33.1	0.03	Leached cap
89.7	161.4	71.7	0.29	Primary chalcopyrite veinlets and disseminations with weak chalcocite enrichment

Minera Andes Inc.
News Release 6-21 Page 9